

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2015

<u>Via Email</u>
Michael Descheneaux
Chief Financial Officer
SVB Financial Group
3003 Tasman Drive
Santa Clara, CA 95054-1191

Re: SVB Financial Group
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 000-15637

Dear Mr. Descheneaux:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

1. Please disclose in future filings why your impaired commercial software and internet loans on non-accrual status have increased from $3.3 million in 2012 to $27.6 million in 2013 to $33.3 million at December 31, 2014. Please include a discussion of the amount and type of loans included in this impaired category and any individually material loan as compared to total impaired loans for this classification, as appropriate.

<u>Consolidated Financial Condition</u>
<u>Loans, page 65</u>

2. We note your disclosures regarding the types of loans classified as Commercial-Software and Internet loans as noted in Footnote 1 to your loan composition table as well as on pages 8, 27, 65 and Note 8. Given the relative and continual significance of this classification compared to total loans and the fact that different types of loans are included in this classification, please consider the need to provide disaggregated disclosure for any loan category greater than 10% of total loans, not already separately disclosed, in future filings. We note Item III.C.4 of Guide III.

3. You disclose on page 127 that average impaired loans have increased from $2.2 million in 2012 to $6.3 million in 2013 to $14.4 million at December 31, 2014. Please tell us about the status of the more significant loans that are classified as non-accrual and any other factors that you deemed relevant in classifying the loans as impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief